nH

04024235

NH HOTELES
Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 29 / 30
www.nh-hoteles.com
nh@nh-hotels.com

APR 12

April, 2004

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

PROCESSED
APR 15 2004
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on April-, 2004 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

dw 4/14

nH

NH HOTELES
Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 18
f. +34 91 451 97 33
www.nh-hoteles.com
nh@nh-hoteles.es

12

FILE NUMBER
82 - 4780

Madrid, 1st of April, 2004

Dear Sir:

According to the Spanish Stock Exchange Law ("Ley Nacional del Mercado de Valores"), and in particular its chapter 82, where corporate transparency and information requirements are regulated, we hereby state the following relevant communication:

To comply with the Business Plan presented by the company in June 2003, the Board of Directors of NH Hoteles, S.A. has agreed to propose a dividend payment of 25 cents per share to the next Shareholders Meeting.

Kindest regards,

Roberto Chollet Ibarra
Chief Financial Officer